FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 14, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

_______________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Third Quarter 2016 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Condensed Consolidated Interim Financial Statements As at September 30, 2016 (Unaudited)

Item 1

Cellcom Israel announces

third Quarter 2016 Results
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Revenues for the third quarter of 2016 totaled NIS 992 million

EBITDA1 for the third quarter of 2016 totaled NIS 209 million

Net income for the third quarter of 2016 totaled NIS 33 million

Nir Sztern, Cellcom CEO said: “The efforts invested in strengthening our position as a telecommunications group bear fruit afresh in each quarter.

Cellcom tv is a success, it generates competition and is a growth engine.

We are determined to continue to bring the message of the new viewing experience to the public in Israel."

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Third Quarter 2016 Highlights (compared to third quarter of 2015):

▪	Total Revenues totaled NIS 992 million ($264 million) compared to NIS 1,032 million ($275 million) in the third quarter last year, a decrease of 3.9%

▪	Service revenues totaled NIS 758 million ($202 million) compared to NIS 789 million ($210 million) in the third quarter last year, a decrease of 3.9%

▪	EBITDA[1] totaled NIS 209 million ($55 million) compared to NIS 235 million ($63 million) in the third quarter last year, a decrease of 11.1%

▪	EBITDA margin 21.1%, down from 22.8%

▪	Operating income totaled NIS 73 million ($19 million) compared to NIS 96 million ($26 million) in the third quarter last year, a decrease of 24.0%

▪	Net income totaled NIS 33 million ($9 million) compared to NIS 40 million ($11 million) in the third quarter last year, a decrease of 17.5%

___________________________

1 Please see "Use of Non-IFRS financial measures" section in this press release.

▪	Free cash flow[1] totaled NIS 81 million ($22 million) compared to NIS 127 million ($34 million) in the third quarter last year, a decrease of 36.2%

▪	Cellular subscriber base totaled approximately 2.822 million subscribers (at the end of September 2016)

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the third quarter:

“The third quarter was characterized by continued growth in the fixed-line segment in an environment of aggressive competition. The results of the quarter were affected, among others, by a decrease in revenues recognized in relation to national roaming services, due to Golan not paying the full agreed monthly consideration. Other than this adverse effect, the Company's results in this quarter, both in the financial parameters and in the operational parameters, were good, similar to the previous quarter.

The efforts invested in strengthening our position as a telecommunications group bear fruit afresh in each quarter. Cellcom tv is a success. Over 100 thousand customers chose quality and advanced TV, rich and diverse content, dozens of channels and all for the best price in Israel."

Shlomi Fruhling, Chief Financial Officer, said:

"The third quarter of 2016 was characterized by continued growth in the fixed-line segment and the continuous competition in the cellular field, which was reflected in a mild erosion of service revenues compared to the previous quarter. In October 2016, Golan Telecom did not pay the full agreed consideration for national roaming services already rendered and due and as a result in this quarter the Company recorded a decrease of revenues in an amount of NIS 40 million. Following this effect, EBITDA in this quarter totaled to approximately NIS 209 million. If Golan's payments continue to be partial, the Company's results will be adversely affected by a decrease in revenues from national roaming services.

In the fixed-line segment we continue the growth trend due to the continued recruitment of customers to Cellcom tv, landline wholesale market and triple-play services. The Company recorded an increase in revenues from the Internet and TV fields, which was partially offset by a decrease in revenues from long distance calls.

The Group continues to act to decrease its operating expenses. In the first nine months of 2016, the selling, marketing, general and administrative expenses of the Group decreased by approximately 8.0% compared to the same period last year. In September 2016, the Company completed a debt raising through the issuance of two new series of debentures in Israel in a total amount of approximately NIS 400 million. This successful issuance represents a continued vote of confidence by investors in the Company.

The free cash flow for the third quarter of 2016 totaled NIS 81 million, a 36.2% decrease compared to NIS 127 million in the third quarter of 2015. The decrease in free cash flow was mainly due to a decrease in receipts from customers for services and end user equipment.

The Company’s Board of Directors decided not to distribute a dividend for the third quarter of 2016, given the continued intensified competition in the market and its effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Netanya, Israel – November 14, 2016 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the third quarter of 2016. Revenues for the third quarter of 2016 totaled NIS 992 million ($264 million). EBITDA for the third quarter of 2016 totaled NIS 209 million ($55 million), reflecting a margin of 21.1% of total revenues. Net income for the third quarter of 2016 totaled NIS 33 million ($9 million). Basic earnings per share for the third quarter of 2016 totaled NIS 0.33 ($0.09).

Main Consolidated Financial Results:

	Q3/2016	Q3/2015	Change%	Q3/2016	Q3/2015
	NIS million			US$ million (convenience translation)
Total revenues	992	1,032	(3.9%)	264	275
Operating Income	73	96	(24.0%)	19	26
Net Income	33	40	17.5%	9	11
Free cash flow	81	127	(36.2%)	22	34
EBITDA	209	235	(11.1%)	55	63
EBITDA, as percent of total revenues	21.1%	22.8%	(7.5%)

Main Financial Data by Operating Segments:

Starting from the first quarter of 2016, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflect the new reporting format.

•	Cellular Segment - the segment includes the cellular communications services, end user cellular equipment and supplemental services.

•	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q3'16	Q3'15	Change %	Q3'16	Q3'15	Change %	Q3'16	Q3'15	Q3'16	Q3'15	Change %
Total revenues	729	787	(7.4%)	315	295	6.8%	(52)	(50)	992	1,032	(3.9%)
Service revenues	534	572	(6.6%)	276	267	3.4%	(52)	(50)	758	789	(3.9%)
Equipment revenues	195	215	(9.3%)	39	28	39.3%	-	-	234	243	(3.7%)
EBITDA	149	168	(11.3%)	60	67	(10.4%)	-	-	209	235	(11.1%)
EBITDA, as percent of total revenues	20.4%	21.3%	(4.2%)	19.0%	22.7%	(16.3%)			21.1%	22.8%	(7.5%)

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review

Revenues for the third quarter of 2016 decreased 3.9% totaling NIS 992 million ($264 million), compared to NIS 1,032 million ($275 million) in the third quarter of last year. The decrease in revenues is attributed to a 3.9% decrease in service revenues and a 3.7% decrease in equipment revenues.

Service revenues totaled NIS 758 million ($202 million) in the third quarter of 2016, a 3.9% decrease from NIS 789 million ($210 million) in the third quarter of last year.

Service revenues in the cellular segment totaled NIS 534 million ($142 million) in the third quarter of 2016, a 6.6% decrease from NIS 572 million ($152 million) in the third quarter of last year. This decrease resulted mainly from a decrease in cellular services revenues due to the ongoing erosion in the price of these services and churn of customers as a result of the competition in the cellular market. This decrease was also affected by a decrease in revenues from national roaming services. For additional details regarding national roaming revenues from Golan Telecom Ltd. ("Golan") in this quarter see under "Golan Telecom" section in this press release.

Service revenues in the fixed-line segment totaled NIS 276 million ($73 million) in the third quarter of 2016, a 3.4% increase from NIS 267 million ($71 million) in the third quarter of last year. This increase resulted mainly from an increase in revenues from Internet and TV fields. Such increase was partially offset by a decrease in revenues from long distance calls.

Equipment revenues in the third quarter of 2016 totaled NIS 234 million ($62 million), a 3.7% decrease compared to NIS 243 million ($65 million) in the third quarter of last year. This decrease resulted mainly from a decrease in the quantity of end user equipment sold during the third quarter of 2016 as compared with the third quarter of 2015. This decrease was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues for the third quarter of 2016 totaled NIS 669 million ($178 million), compared to NIS 671 million ($179 million) in the third quarter of 2015, a 0.3% decrease. This decrease resulted mainly from a decrease in costs of end user equipment, primarily as a result of a decrease in the quantity of end user equipment sold during the third quarter of 2016 as compared with the third quarter of 2015, which was partially offset by an increase in content costs related to the TV field and in costs related to the landline wholesale market field.

Gross profit for the third quarter of 2016 decreased 10.5% to NIS 323 million ($86 million), compared to NIS 361 million ($96 million) in the third quarter of 2015. Gross profit margin for the third quarter of 2016 amounted to 32.6%, down from 35.0% in the third quarter of 2015.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2016 decreased 6.8% to NIS 247 million ($66 million), compared to NIS 265 million ($71 million) in the third quarter of 2015. This decrease is primarily a result of decrease in depreciation and amortization expenses and efficiency measures implemented by the Company.

Operating income for the third quarter of 2016 decreased by 24% to NIS 73 million ($19 million) from NIS 96 million ($26 million) in the third quarter of 2015. The decrease in the operating income resulted from a decrease in revenues primarily due to the ongoing erosion in service revenues.

EBITDA for the third quarter of 2016 decreased by 11.1% totaling NIS 209 million ($55 million) compared to NIS 235 million ($63 million) in the third quarter of 2015. EBITDA for the third quarter of 2016, as a percent of third quarter revenues, totaled 21.1% down from 22.8% in the third quarter of 2015. The decrease in the EBITDA resulted mainly from the ongoing erosion in service revenues and frrom an adverse effect of NIS 40 million in the third quarter of 2016. For additional details see under “Golan Telecom” section in this press release. The decrease was partially offset by a decrease in operating expenses, mainly as a result of efficiency measures implemented by the Company.

Cellular segment EBITDA totaled NIS 149 million ($39 million), compared to NIS 168 million ($45 million) in the third quarter last year, a decrease of 11.3% resulted mainly from a decrease in service revenues as mentioned above. For additional details regarding an adverse effect of NIS 40 million in the third quarter of 2016 see under "Golan Telecom" section in this press release. Fixed-line segment EBITDA totaled NIS 60 million ($16 million), a 10.4% decrease from the third quarter last year, mainly as a result of an erosion in long distance calls revenues and an erosion in internet field profitability.

Financing expenses, net for the third quarter of 2016 decreased 14.3% and totaled NIS 42 million ($11 million), compared to NIS 49 million ($13 million) in the third quarter of 2015. The decrease resulted mainly from losses in the third quarter of 2015 from hedging transactions regarding the Israeli Consumer Price Index, associated with the Company’s debentures.

Taxes on income for the third quarter of 2016 totaled NIS 2 million ($1 million) of tax income, compared to NIS 7 million ($2 million) of tax expense in the third quarter of 2015. The decrease resulted mainly from tax income, which was recorded in this quarter, as a result of a tax assessment agreement for the years 2012-2013.

Net Income for the third quarter of 2016 totaled NIS 33 million ($9 million), compared to NIS 40 million ($11 million) in the third quarter of 2015, a 17.5% decrease.

Basic earnings per share for the third quarter of 2016 totaled NIS 0.33 ($0.09), compared to NIS 0.40 ($0.11) in the third quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q3/2016	Q3/2015	Change (%)
Cellular subscribers at the end of period (in thousands)	2,822	2,832	(0.4%)
Churn Rate for cellular subscribers (in %)	10.5%	10.1%	4.0%
Monthly cellular ARPU (in NIS)	62.8	66.0	(4.8%)

Cellular subscriber base – at the end of the third quarter of 2016 the Company had approximately 2.822 million cellular subscribers. During the third quarter of 2016 the Company's cellular subscriber base increased by approximately 10,000 net cellular subscribers.

Cellular Churn Rate for the third quarter of 2016 totaled 10.5%, compared to 10.1% in the third quarter of 2015.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter of 2016 totaled NIS 62.8 ($16.7), compared to NIS 66.0 ($17.6) in the third quarter of 2015. The decrease in ARPU resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market, and from a decrease in revenues from national roaming.

Main Performance Indicators - Fixed-line segment:

	Q3/2016	Q3/2015	Change (%)
Internet infrastructure field - households at the end of period (in thousands)	146	70	108.6%
TV field- households at the end of period (in thousands)	99	50	98.0%

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2016 totaled NIS 81 million ($22 million), compared to NIS 127 million ($34 million) in the third quarter of 2015, a 36.2% decrease. The decrease in free cash flow was mainly due to a decrease in receipts from customers for services and end user equipment.

Total Equity

Total Equity as of September 30, 2016 amounted to NIS 1,325 million ($352 million) primarily consisting of accumulated undistributed retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets

During the third quarter of 2016 the Company invested NIS 80 million ($21 million) in fixed assets and intangible assets (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes), compared to NIS 86 million ($23 million) in the third quarter of 2015.

Dividend

On November 14, 2016, the Company's Board of Directors decided not to declare a cash dividend for the third quarter of 2016. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2015 on Form 20-F dated March 21, 2016, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of September 30, 2016, see "Disclosure for Debenture Holders" section in this press release.

Loan from Financial Institutions

Pursuant to a loan agreement entered by the Company and two financial institutions in May 2015, in June 2016 the first loan under the agreement in a principal amount of NIS 200 million was provided to the Company. For details regarding the fulfilling of financial covenants included in the loan agreement, which are identical to those included in the Company's Debentures Series F through K, see comment no.1 to the table of "Aggregation of the information regarding the debenture series issued by the Company" under "Disclosure for Debenture Holders" section in this press release. For additional details regarding the loan see the Company's most recent annual report for the year ended December 31, 2015 on Form 20-F, filed on March 21, 2016, under "Item 5B. Liquidity and Capital Resources – Other Credit Facilities".

Other developments during the third quarter of 2016 and subsequent to the end of the reporting period

Network Sharing with Xfone

In October 2016, the 4G network sharing and 2G and 3G hosting services agreement entered by the Company and Marathon 018 Xfone Ltd., or Xfone, in July 2016 (Xfone was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet), was approved by the Israeli Antitrust commissioner, subject to the annulment of a certain provision. The agreement further requires the approval of the Israeli Ministry of communications.

For additional details see the Company's annual report for the year ended December 31, 2015, dated March 21, 2016, on Form 20-F, or the Company's 2015 Annual Report under "Item 3 Key Information - D. Risk Factors– Risks Related to our Business –We face intense competition in all aspects of our business" and under "Item 4. Information on the Company – B. Business Overview - Competition – Cellular" and " - Government Regulation –Additional MNOs", and the Company's current reports on Form 6-K dated August 10, 2016 under "Other developments during the second quarter of 2016 and subsequent to the end of the reporting period –Agreement with Xfone", and October 30, 2016.

Golan Telecom

Following the previously reported notification of the Israeli Antitrust commissioner and the Ministry of Communications that they are opposing the proposed purchase of Golan Telecom Ltd., or Golan, by the Company, in September 2016 each of Golan and the Company filed a petition against the Ministry of Communication's decision not to approve the purchase of Golan by the Company. In addition, in the last months, the Company agreed to allow Golan, as an exception to its "no shop" obligation included in the Share Purchase Agreement of Golan's shares by the Company, or SPA, to conduct negotiations with certain third parties which showed interest in the possible purchase of Golan's share capital or operations or a part thereof. The Company has been conducting advanced negotiations of a possible network sharing agreement which will also resolve past national roaming payment differences with Golan, previously reported, with such third parties looking into the purchase of Golan. The terms of the agreements negotiated vary but the Company estimates that should any of such negotiations mature into an agreement, the Company will be entitled to receive an annual sum which is somewhat lower than was previously estimated and reported. Any such agreement will be subject to the completion of negotiations to the Company's satisfaction, the approval of the Company's board of directors, the acquisition of Golan by such third party and the receipt of all regulatory approvals for all such agreements. The Company cannot estimate the results of any of the abovementioned negotiations, whether such negotiations shall mature into an agreement and whether such agreement shall be approved by the regulators.

Following the previously reported Golan's request to appeal the interim injunction granted by the district court against the consummation of a hosting agreement between Hot Mobile Ltd., another Israeli cellular operator, and Golan, or the Hot Agreement, in September 2016 Golan's request to appeal the said interim injunction was rejected by the Israeli Supreme Court, and Hot – Telecommunications Systems Ltd., the controlling shareholder of Hot Mobile Ltd., announced that the Hot Agreement was canceled.

Also, in October 2016: (1) Golan filed a lawsuit against the Company asking the Israeli district court to declare that it does not owe the Company the previously reported past national roaming payment differences (set in the SPA to NIS 600 million plus VAT) or alternatively, decrease certain payments. The Company believes this lawsuit is unfounded, is contrary to the binding National Roaming Agreement, or NRA, and SPA between the parties and Golan's numerous statements to both the Company and the regulators, attesting to the NIS 600 million sum (including approval of the monthly invoices which are the basis for the sum and a letter Golan written to the Prime Minister of Israel in his capacity as Minister of communications) and the Company intends to act vigorously in order to dismiss it. (2) Golan unilaterally and in breach of the SPA and NRA between the parties, informed the Company that in light of certain unspecified claims it supposedly has in the matter, it will pay the Company a monthly amount of NIS 10.6 million (plus VAT) instead of the agreed NIS 21 million (plus VAT) for the national roaming services already provided by the Company and due in October and until further notice. The Company rejected any alleged claim in respect of this matter and in November 2016, as Golan failed to pay the full monthly payments due, the Company commenced legal proceedings against Golan in that regard. Further, in October 2016, the Company provided Golan with a specific formal warning before a liquidation request may be filed against Golan in case it does not pay all due amounts.

As to date, Golan did not pay the Company the full agreed monthly consideration due for national roaming services already rendered in 2016, the Company did not recognize part of the revenues in respect of such services. As a result, the Company's EBITDA for the third quarter of 2016 was adversely affected in the amount of NIS 40 million. In case the aforementioned negotiations with third parties looking into the purchase of Golan mature into an agreement, the assumptions at the basis of the above decrease in revenues recognition, may change and require an adjustment respectively. Further, a substantial reduction of the Company's future revenues from Golan will have a material adverse effect on the Company's revenues and results of operations.

In November 2016, according to the provisions of the SPA, the Company demanded Golan to pay in December 2016 the sum of NIS 600 million plus VAT - regarding past national roaming payment differences.

For additional details see the Company's 2015 Annual Report under "Item 3 Key Information - D. Risk Factors– Risks Related to our Business –We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and under "Item 4. Information on the Company – B. Business Overview - General - Agreement for the Purchase of Golan", and under "-Competition – Cellular" and " - Government Regulation –Additional MNOs", and the Company's current reports on Form 6-K dated August 10, 2016 under "Other developments during the second quarter of 2016 and subsequent to the end of the reporting period – Golan Telecom", September 6, 12, 21 and 22, 2016, and October 10, 2016.

Debt Raising

In September 2016, the Company issued two new series of debentures as follows:

•	Series J debentures in a principal amount of approximately NIS 103 million at an interest rate of 2.45% per annum, linked to the Israeli Consumer Price Index. Series J debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 through 2026. Interest on the outstanding principal of the Series J debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

•	Series K debentures in a principal amount of approximately NIS 304 million, at an interest rate of 3.55% per annum, without linkage. Series K debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 and 2026. Interest on the outstanding principal of the Series K debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

Both series were issued at par value (NIS 1,000 per unit).

The debentures (rated ilA+/Stable) were issued in a public offering in Israel based on the Company's Israeli shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The total net consideration received by the Company was approximately NIS 403 million.

The Series J and Series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company generally similar to the terms of the Company's existing Series G and Series H debentures. The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures and other credit facilities, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

The offering described in this press release, was made in Israel to residents of Israel only. The said debentures were not and will not be registered under the U.S. Securities Act of 1933 and were not and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

For additional details of the Company's Israeli shelf prospectus, the Company's public debentures and other credit facilities see the Company's Annual Report 2015 under "Item 5. Liquidity and Capital Resources – Debt Service – Public Debentures" and "Other Credit Facilities" and the Company's current reports on Form 6-K dated September 25 and 26, 2016 ; for details of the Company's dividend policy see the Company's Annual Report 2015 under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Director Nomination

In November 2016, the Company's Board of Directors appointed Mr. Mauricio Wior as a member of the Board of Directors and Vice Chairman, subject to the completion of the previously reported process of adaptation of the Company's licenses to the change in control in IDB Development Corporation Ltd., or IDB, until the Company's next annual general meeting of shareholders. When the appointment is effective, Mr. Wior will replace Mr. Ari Bronshtein as a member of the Company's Board of Directors.

Mauricio Wior has served as deputy chairman of the board of directors of Shufersal Ltd. and Israir Aviation and Tourism Ltd. since 2016, a member of the board of directors of IRSA Inversiones y Representaciones Sociedad Anónima, IDB's controlling shareholder, since 2006, a member of the board of directors of Banco Hipotecario in Argentina, a substitute director in Discount Investment Corporation Ltd., the Company's controlling shareholder, since 2014 and a member of the board of directors of additional private companies in Argentina. From 1990 to 2005 Mr. Wior served as the chariman and CEO of cellular operators in Argentina, Uruguay, Chile, Ecuador, Peru and Venezuela, and as a senior executive of BellSouth Telecommunications, LLC. Mr. Wior holds a B.A in finance and Accounting and M.B.A. in Business Management, both from Tel Aviv University.

For additional details see our 2015 Annual Report under “Item 3. Key Information – D. Risk Factors - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Our Principle License" and "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management".

Conference Call Details

The Company will be hosting a conference call regarding its results for the third quarter of 2016 on Monday, November 14, 2016 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141     UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0610       International Dial-in Number: +972 3 918 0610

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at September 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2015.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.758 = US$ 1 as published by the Bank of Israel for September 30, 2016.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents), minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	September 30,	September 30,	September 30,	December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	550	1,026	273	761
Current investments, including derivatives	380	286	76	281
Trade receivables	1,316	1,307	348	1,254
Other receivables	77	88	23	104
Inventory	80	56	15	85

Total current assets	2,403	2,763	735	2,485

Trade and other receivables	768	811	216	785
Property, plant and equipment, net	1,761	1,660	441	1,745
Intangible assets, net	1,269	1,213	323	1,254
Deferred tax assets	12	3	1	9

Total non- current assets	3,810	3,687	981	3,793

Total assets	6,213	6,450	1,716	6,278

Liabilities
Current maturities of debentures	738	865	230	734
Trade payables and accrued expenses	631	687	183	677
Current tax liabilities	55	-	-	53
Provisions	126	108	29	110
Other payables, including derivatives	261	200	53	286

Total current liabilities	1,811	1,860	495	1,860

Long-term loans from financial institutions	-	200	53	-
Debentures	3,057	2,860	761	3,054
Provisions	19	30	8	20
Other long-term liabilities	18	29	8	24
Liability for employee rights upon retirement, net	12	11	3	12
Deferred tax liabilities	125	135	36	123

Total non- current liabilities	3,231	3,265	869	3,233

Total liabilities	5,042	5,125	1,364	5,093

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(3)	(1)	-	(2)
Retained earnings	1,156	1,309	348	1,170

Non-controlling interests	17	16	4	16

Total equity	1,171	1,325	352	1,185

Total liabilities and equity	6,213	6,450	1,716	6,278

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	3,134	3,043	810	1,032	992	264	4,180
Cost of revenues	(2,075)	(2,005)	(533)	(671)	(669)	(178)	(2,763)

Gross profit	1,059	1,038	277	361	323	86	1,417

Selling and marketing expenses	(459)	(432)	(115)	(155)	(141)	(38)	(620)
General and administrative expenses	(349)	(311)	(83)	(110)	(106)	(28)	(465)
Other expenses, net	(20)	(17)	(5)	-	(3)	(1)	(22)

Operating profit	231	278	74	96	73	19	310

Financing income	46	39	10	21	12	3	55
Financing expenses	(175)	(149)	(39)	(70)	(54)	(14)	(232)
Financing expenses, net	(129)	(110)	(29)	(49)	(42)	(11)	(177)

Profit before taxes on income	102	168	45	47	31	8	133

Tax benefit (taxes on income)	(24)	(32)	(9)	(7)	2	1	(36)
Profit for the period	78	136	36	40	33	9	97
Attributable to:
Owners of the Company	77	135	36	40	33	9	95
Non-controlling interests	1	1	-	-	-	-	2
Profit for the period	78	136	36	40	33	9	97

Earnings per share
Basic earnings per share (in NIS)	0.77	1.34	0.36	0.40	0.33	0.09	0.95

Diluted earnings per share (in NIS)	0.77	1.34	0.36	0.40	0.33	0.09	0.95

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,585,898	100,604,578	100,604,578	100,588,638	100,604,578	100,604,578	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,585,898	100,646,549	100,646,549	100,589,948	100,677,621	100,677,621	100,589,530

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	78	136	36	40	33	9	97
Adjustments for:
Depreciation and amortization	419	398	106	138	131	35	562
Share based payment	1	4	1	1	1	-	3
Loss (gain) on sale of property, plant and equipment	(2)	6	2	-	3	1	(1)
Income tax expense (tax benefit)	24	32	9	7	(2)	(1)	36
Financing expenses, net	129	110	29	49	42	11	177
Changes in operating assets and liabilities:
Change in inventory	9	29	7	5	7	2	4
Change in trade receivables (including long-term amounts)	128	(38)	(10)	15	37	10	209
Change in other receivables (including long-term amounts)	(21)	(19)	(5)	3	(34)	(9)	(34)
Changes in trade payables, accrued expenses and provisions	(70)	44	12	1	14	4	(54)
Change in other liabilities (including long-term amounts)	(14)	(26)	(7)	(31)	(49)	(13)	(95)
Income tax paid	(56)	(73)	(20)	(20)	(23)	(6)	(68)
Net cash from operating activities	625	603	160	208	160	43	836
0					-
Cash flows from investing activities
Acquisition of property, plant, and equipment	(232)	(217)	(58)	(70)	(66)	(17)	(305)
Acquisition of intangible assets	(75)	(55)	(14)	(16)	(14)	(4)	(91)
Change in current investments, net	134	(7)	(2)	(3)	(3)	(1)	231
Payments for other derivative contracts, net	(1)	-	-	(1)	-	-	-
Proceeds from sale of property, plant and equipment	5	2	1	1	1	-	4
Interest received	15	9	2	2	2	1	15
Repayment of a long term deposit	48	-	-	-	-	-	48
Dividend received	2	-	-	2	-	-	2
Net cash used in investing activities	(104)	(268)	(71)	(85)	(80)	(21)	(96)

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,

	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(26)	(10)	(3)	(17)	(4)	(1)	(32)
Long term loans from financial institutions	-	200	53	-	-	-	-
Repayment of debentures	(873)	(732)	(195)	(350)	(347)	(92)	(873)
Proceeds from issuance of debentures, net of issuance costs	(3)	653	174	-	403	107	(3)
Dividend paid	-	(1)	-	-	-	-	(1)
Interest paid	(227)	(180)	(48)	(103)	(88)	(24)	(227)

Net cash used in financing activities	(1,129)	(70)	(19)	(470)	(36)	(10)	(1,136)

Changes in cash and cash equivalents	(608)	265	70	(347)	44	12	(396)

Cash and cash equivalents as at the beginning of the period	1,158	761	203	894	982	261	1,158

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	-	3	-	-	(1)

Cash and cash equivalents as at the end of the period	550	1,026	273	550	1,026	273	761

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
	2015	2016	Convenience translation into US dollar 2016	2015
	NIS millions		US$ millions	NIS millions
Profit for the period	40	33	9	97
Taxes on income (tax benefit)	7	(2)	(1)	36
Financing income	(21)	(12)	(3)	(55)
Financing expenses	70	54	14	232
Other expenses (income)	-	4	1	(3)
Depreciation and amortization	138	131	35	562
Share based payments	1	1	-	3
EBITDA	235	209	55	872

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
	2015	2016	Convenience translation into US dollar 2016	2015
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	211	160	43	835
Cash flows from investing activities	(85)	(80)	(21)	(96)
Sale of short-term tradable debentures and deposits (**)	1	1	-	(245)
Free cash flow	127	81	22	494

(*) Including the effects of exchange rate fluctuations in cash and cash equivalents.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2015	Q2-2015	Q3-2015	Q4-2015	Q1-2016	Q2-2016	Q3-2016	FY-2015

Cellular service revenues	582	573	572	546	559	567	534	2,273
Fixed-line service revenues	269	264	267	263	264	264	276	1,063

Cellular equipment revenues	245	237	215	233	219	217	195	930
Fixed-line equipment revenues	17	17	28	56	29	30	39	118

Consolidation adjustments	(51)	(51)	(50)	(52)	(49)	(49)	(52)	(204)
Total revenues	1,062	1,040	1,032	1,046	1,022	1,029	992	4,180

Cellular EBITDA	130	149	168	154	178	181	149	601
Fixed-line EBITDA	66	67	67	71	60	57	60	271
Total EBITDA	196	216	235	225	238	238	209	872

Operating profit	55	80	96	79	101	104	73	310
Financing expenses, net	18	62	49	48	24	44	42	177
Profit for the period	26	12	40	19	59	44	33	97

Free cash flow	127	119	127	121	149	103	81	494

Cellular subscribers at the end of period (in 000's)	2,885	2,848	2,832	2,835	2,813	2,812	2,822	2,835
Monthly cellular ARPU (in NIS)	65.5	65.5	66.0	63.0	65.2	66.0	62.8	65.0
Churn rate for cellular subscribers (%)	11.9%	10.2%	10.1%	11.1%	11.1%	10.6%	10.5%	42.0%

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2016

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2016					As of 14.11.2016		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B (4)	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	185.020	220.804	8.628	229.432	230.202	185.020	220.605	5.30%	05.01.13	05.01.17	January-5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D (7)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	299.602	350.411	4.516	354.927	362.638	299.602	349.876	5.19%	01.07.13	01.07.17	July-1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E (7)	06/04/09 30/03/11* 18/08/11*	1,798.962	163.633	163.437	7.537	170.974	173.271	163.633	163.494	6.25%	05.01.12	05.01.17	January-5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F (4)(5)(6)**	20/03/12	714.802	714.802	732.977	8.022	740.999	783.780	714.802	732.186	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)**	20/03/12	285.198	285.198	285.423	4.752	290.175	311.351	285.198	285.410	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	818.221	4.482	822.703	950.688	949.624	820.210	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	750.869	7.934	758.803	867.929	804.010	751.556	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	26/09/16	103.267	103.267	102.197	0.028	102.225	102.538	103.267	102.207	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	26/09/16	303.971	303.971	300.782	0.118	300.900	302.877	303.971	300.808	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
Total		8,308.011	3,809.127	3,725.121	46.017	3,771.138	4,085.274	3,809.127	3,726.352

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures and loan agreements. Debentures Series F through K financial and loan agreements covenants - as of September 30, 2016 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service– Public Debentures") was 2.89 (the net leverage without excluding one-time events was 2.89). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through K debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through K and loan agreements, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through K and loan agreements - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2015 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service– Public Debentures" and "-Other Credit Facilities". (6) Regarding debenture Series F and G - in June 2013, following a third decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of September 30, 2016, debentures Series D, F through I and K are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2016 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.09.2016 (1)	Rating as of 14.11.2016	Rating assigned upon issuance of the Series	Recent date of rating as of 14.11.2016	Additional ratings between original issuance and the recent date of rating as of 14.11.2016 (2)
Rating
B	S&P Maalot	A+	A+	AA-	08/2016	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	08/2016	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016, 08/2016	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	08/2016	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	08/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	08/2016	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	08/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	A+ (2)
I	S&P Maalot	A+	A+	A+	08/2016	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016	A+ (2)
J	S&P Maalot	A+	A+	A+	08/2016	08/2016	A+ (2)
K	S&P Maalot	A+	A+	A+	08/2016	08/2016	A+ (2)

(1)	In August 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016 and August 2016, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 23, 2016.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2016

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	637,170	219,989	-	-	-	151,815
Second year	332,564	222,844	-	-	-	101,381
Third year	332,564	165,805	-	-	-	77,750
Fourth year	332,564	80,245	-	-	-	59,102
Fifth year and on	705,871	865,358	-	-	-	148,815
Total	2,340,733	1,554,241	-	-	-	538,863

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	9,187
Second year	-	50,000	-	-	-	9,200
Third year	-	50,000	-	-	-	6,900
Fourth year	-	50,000	-	-	-	4,606
Fifth year and on	-	50,000	-	-	-	2,297
Total	-	200,000	-	-	-	32,190

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2016 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	637,170	219,989	-	-	-	161,002
Second year	332,564	272,844	-	-	-	110,581
Third year	332,564	215,805	-	-	-	84,650
Fourth year	332,564	130,245	-	-	-	63,708
Fifth year and on	705,871	915,358	-	-	-	151,112
Total	2,340,733	1,754,241	-	-	-	571,053

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	5,877	683	-	-	-	581
Second year	874	156	-	-	-	234
Third year	874	156	-	-	-	210
Fourth year	874	156	-	-	-	185
Fifth year and on	5,156	1,420	-	-	-	458
Total	13,655	2,571	-	-	-	1,668

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2016 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2016

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience translation into US dollar
			(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	550	1,026	273	761
Current investments, including derivatives	380	286	76	281
Trade receivables	1,316	1,307	348	1,254
Other receivables	77	88	23	104
Inventory	80	56	15	85

Total current assets	2,403	2,763	735	2,485

Trade and other receivables	768	811	216	785
Property, plant and equipment, net	1,761	1,660	441	1,745
Intangible assets, net	1,269	1,213	323	1,254
Deferred tax assets	12	3	1	9

Total non- current assets	3,810	3,687	981	3,793

Total assets	6,213	6,450	1,716	6,278

Liabilities
Current maturities of debentures	738	865	230	734
Trade payables and accrued expenses	631	687	183	677
Current tax liabilities	55	-	-	53
Provisions	126	108	29	110
Other payables, including derivatives	261	200	53	286

Total current liabilities	1,811	1,860	495	1,860

Long-term loans from financial institutions	-	200	53	-
Debentures	3,057	2,860	761	3,054
Provisions	19	30	8	20
Other long-term liabilities	18	29	8	24
Liability for employee rights upon retirement, net	12	11	3	12
Deferred tax liabilities	125	135	36	123

Total non- current liabilities	3,231	3,265	869	3,233

Total liabilities	5,042	5,125	1,364	5,093

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(3)	(1)	-	(2)
Retained earnings	1,156	1,309	348	1,170

Non-controlling interests	17	16	4	16

Total equity	1,171	1,325	352	1,185

Total liabilities and equity	6,213	6,450	1,716	6,278

Date of approval of the condensed consolidated financial statements: November 14, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	3,134	3,043	810	1,032	992	264	4,180
Cost of revenues	(2,075)	(2,005)	(533)	(671)	(669)	(178)	(2,763)

Gross profit	1,059	1,038	277	361	323	86	1,417

Selling and marketing expenses	(459)	(432)	(115)	(155)	(141)	(38)	(620)
General and administrative expenses	(349)	(311)	(83)	(110)	(106)	(28)	(465)
Other expenses, net	(20)	(17)	(5)	-	(3)	(1)	(22)

Operating profit	231	278	74	96	73	19	310

Financing income	46	39	10	21	12	3	55
Financing expenses	(175)	(149)	(39)	(70)	(54)	(14)	(232)
Financing expenses, net	(129)	(110)	(29)	(49)	(42)	(11)	(177)

Profit before taxes on income	102	168	45	47	31	8	133

Tax benefit (taxes on income)	(24)	(32)	(9)	(7)	2	1	(36)
Profit for the period	78	136	36	40	33	9	97
Attributable to:
Owners of the Company	77	135	36	40	33	9	95
Non-controlling interests	1	1	-	-	-	-	2
Profit for the period	78	136	36	40	33	9	97

Earnings per share
Basic earnings per share (in NIS)	0.77	1.34	0.36	0.40	0.33	0.09	0.95

Diluted earnings per share (in NIS)	0.77	1.34	0.36	0.40	0.33	0.09	0.95

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,585,898	100,604,578	100,604,578	100,588,638	100,604,578	100,604,578	100,589,458

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,585,898	100,646,549	100,646,549	100,589,948	100,677,621	100,677,621	100,589,530

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience translation into US dollar (Note 2D)			Convenience translation (Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	78	136	36	40	33	9	97

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	1	-	-	1	-	1

Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	1	-	-	1	-	1

Other comprehensive income items that will not be transferred to profit or loss

Actuarial losses on defined benefit plans	-	-	-	-	-	-	(2)

Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(2)

Total other comprehensive income (loss) for the period, net of tax	-	1	-	-	1	-	(1)

Total comprehensive income for the period	78	137	36	40	34	9	96

Total comprehensive income attributable to:

Owners of the Company	77	136	36	40	34	9	94

Non-controlling interests	1	1	-	-	-	-	2

Total comprehensive income for the period	78	137	36	40	34	9	96

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the nine months ended September 30, 2016 (Unaudited)

Balance as of January 1, 2016
(Audited)	1	(2)	1,170	1,169	16	1,185	315
Comprehensive income for the period
Profit for the period	-	-	135	135	1	136	36
Other comprehensive income for the period, net of tax	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	4	4	-	4	1
Dividend to non-controlling intersts in a consolidated company	-	-	-	-	(1)	(1)	-
Balance as of September 30, 2016
(Unaudited)	1	(1)	1,309	1,309	16	1,325	352

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the nine months ended September 30, 2015 (Unaudited)

Balance as of January 1, 2015
(Audited)	1	(3)	1,078	1,076	16	1,092	291
Comprehensive income for the period
Profit for the period	-	-	77	77	1	78	21
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of September 30, 2015
(Unaudited)	1	(3)	1,156	1,154	17	1,171	312

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ende September 30, 2016 (Unaudited)

Balance as of July 1, 2016
(Unaudited)	1	(2)	1,275	1,274	16	1,290	343
Comprehensive income for the period
Profit for the period	-	-	33	33	-	33	9
Other comprehensive income for the period, net of tax	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of September 30, 2016
(Unaudited)	1	(1)	1,309	1,309	16	1,325	352

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended September 30, 2015 (Unaudited)

Balance as of July 1, 2015
(Unaudited)	1	(3)	1,115	1,113	17	1,130	301
Comprehensive income for the period
Profit for the period	-	-	40	40	-	40	11
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of September 30, 2015
(Unaudited)	1	(3)	1,156	1,154	17	1,171	312

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2015 (Audited)

Balance as of January 1, 2015
(Audited)	1	(3)	1,078	1,076	16	1,092	290
Comprehensive income for the year
Profit for the year	-	-	95	95	2	97	26
Other comprehensive income (loss) for the year, net of tax	-	1	(2)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Dividend to non-controlling intersts in a consolidated company	-	-	-	-	(1)	(1)	-
Options written over non-controlling interests in a consolidated company	-	-	(4)	(4)	(1)	(5)	(2)
Balance as of December 31, 2015 (Audited)	1	(2)	1,170	1,169	16	1,185	315

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience translation into US dollar			Convenience translation into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	78	136	36	40	33	9	97
Adjustments for:
Depreciation and amortization	419	398	106	138	131	35	562
Share based payment	1	4	1	1	1	-	3
Loss (gain) on sale of property, plant and equipment	(2)	6	2	-	3	1	(1)
Income tax expense (tax benefit)	24	32	9	7	(2)	(1)	36
Financing expenses, net	129	110	29	49	42	11	177

Changes in operating assets and liabilities:
Change in inventory	9	29	7	5	7	2	4
Change in trade receivables (including long-term amounts)	128	(38)	(10)	15	37	10	209
Change in other receivables (including long-term amounts)	(21)	(19)	(5)	3	(34)	(9)	(34)
Changes in trade payables, accrued expenses and provisions	(70)	44	12	1	14	4	(54)
Change in other liabilities (including long-term amounts)	(14)	(26)	(7)	(31)	(49)	(13)	(95)
Income tax paid	(56)	(73)	(20)	(20)	(23)	(6)	(68)
Net cash from operating activities	625	603	160	208	160	43	836

Cash flows from investing activities
Acquisition of property, plant, and equipment	(232)	(217)	(58)	(70)	(66)	(17)	(305)
Acquisition of intangible assets	(75)	(55)	(14)	(16)	(14)	(4)	(91)
Change in current investments, net	134	(7)	(2)	(3)	(3)	(1)	231
Payments for other derivative contracts, net	(1)	-	-	(1)	-	-	-
Proceeds from sale of property, plant and equipment	5	2	1	1	1	-	4
Interest received	15	9	2	2	2	1	15
Repayment of a long term deposit	48	-	-	-	-	-	48
Dividend received	2	-	-	2	-	-	2
Net cash used in investing activities	(104)	(268)	(71)	(85)	(80)	(21)	(96)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience translation into US dollar			Convenience translation into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2015	2016	2016	2015	2016	2016	2015
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(26)	(10)	(3)	(17)	(4)	(1)	(32)
Long term loans from financial institutions	-	200	53	-	-	-	-
Repayment of debentures	(873)	(732)	(195)	(350)	(347)	(92)	(873)
Proceeds from issuance of debentures, net of issuance costs	(3)	653	174	-	403	107	(3)
Dividend paid	-	(1)	-	-	-	-	(1)
Interest paid	(227)	(180)	(48)	(103)	(88)	(24)	(227)

Net cash used in financing activities	(1,129)	(70)	(19)	(470)	(36)	(10)	(1,136)

Changes in cash and cash equivalents	(608)	265	70	(347)	44	12	(396)

Cash and cash equivalents as at the beginning of the period	1,158	761	203	894	982	261	1,158

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	-	3	-	-	(1)

Cash and cash equivalents as at the end of the period	550	1,026	273	550	1,026	273	761

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at September 30, 2016 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2015 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 14, 2016.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the nine and three month periods ended September 30, 2016, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2016 (NIS 3.758 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2016	3.758	221.35
As of September 30, 2015	3.923	222.92
As of December 31, 2015	3.902	221.35

Increase (decrease) during the period:

Nine months ended September 30, 2016	(3.69%)	-
Nine months ended September 30, 2015	0.87%	(0.20%)
Three months ended September 30, 2016	(2.29%)	0.40%
Three months ended September 30, 2015	4.09%	0.30%
Year ended December 31, 2015	0.33%	(0.90%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Note 4 - Operating Segments

As a result of business and regulatory changes, as well as the Group’s entry into new fields of operations in the landline market - sales of television services and sales of internet infrastructure services, the Group’s management attention in general and Chief Operating Decision Maker (CODM) attention in particular, have shifted to focus on two main fields of operations, “Cellular” and “Fixed-line”. Accordingly, starting from the reporting period, the Company presents its operations in two segments, "Cellular" segment and "Fixed-line" segment. These segments are managed separately for allocating resources and assessing performance purposes. The CODM does not examine the assets or liabilities for these segments, and therefore they are not presented.

•	Cellular Segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

•	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The Company adjusted its operating segments reporting for prior periods on a retroactive basis, therefore the segment reporting for those periods reflects the new reporting format.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Nine-month period ended September 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	2,279	764	-	3,043
Inter-segment revenues	12	138	(150)	-

EBITDA*	508	177	-	685

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(398)
Taxes on income				(32)
Financing income				39
Financing expenses				(149)
Share based payments				(4)
Other expenses				(5)
Profit for the period				136

	Nine-month period ended September 30, 2015
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	2,410	724	-	3,134
Inter-segment revenues	14	138	(152)	-

EBITDA*	447	200	-	647

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(419)
Taxes on income				(24)
Financing income				46
Financing expenses				(175)
Share based payments				(1)
Other income				4
Profit for the period				78

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended September 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	725	267	-	992
Inter-segment revenues	4	48	(52)	-

EBITDA*	149	60	-	209

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(131)
Tax benefit				2
Financing income				12
Financing expenses				(54)
Share based payments				(1)
Other expenses				(4)
Profit for the period				33

	Three-month period ended September 30, 2015
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	783	249	-	1,032
Inter-segment revenues	4	46	(50)	-

EBITDA*	168	67	-	235

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization				(138)
Taxes on income				(7)
Financing income				21
Financing expenses				(70)
Share based payments				(1)
Profit for the period				40

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Year ended December 31, 2015
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated

External revenues	3,185	995	-	4,180
Inter-segment revenues	18	186	(204)	-

EBITDA*	601	271	-	872

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization				(562)
Taxes on income				(36)
Financing income				55
Financing expenses				(232)
Other income				3
Share based payments				(3)
Profit for the year				97

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in the amount of approximately NIS 13 million and NIS 25 million in respect of voluntary retirement plans for employees, which have been recorded in the second quarter of 2016 and in the second quarter of 2015, respectively. See also Note 9, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures

In March 2016, the Company issued in a private offering approximately NIS 246 million aggregate principal amount of additional Series I debentures, for a total consideration of NIS 250 million, reflecting an effective interest of 4.06% per annum. The Company's Series I debentures are listed on the Tel Aviv Stock Exchange, or TASE. For additional details regarding Series I debentures conditions and repayment term, see Note 17 to the annual financial statements.

In September 2016, the Company issued two new series of debentures as follows:

a.	Series J debentures in a principal amount of approximately NIS 103 million at an interest rate of 2.45% per annum (annual effective interest rate of 2.62%), linked to the Israeli Consumer Price Index. Series J debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 through 2026. Interest on the outstanding principal of the Series J debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures (cont'd)

b.	Series K debentures in a principal amount of approximately NIS 304 million, at an interest rate of 3.55% per annum (annual effective interest rate of 3.75%), without linkage. Series K debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on July 5 of the years 2021 through 2024, and the remaining two installments of 20% of the principal each will be paid on July 5 of the years 2025 and 2026. Interest on the outstanding principal of the Series K debentures is payable on January 5 and on July 5 of each of the years 2017 through 2026.

Both series were issued at par value (NIS 1,000 per unit).

The debentures (rated ilA+/Stable) were issued in a public offering in Israel based on the Company's Israeli shelf prospectus and were listed for trading on the Tel Aviv Stock Exchange.

The total net consideration received by the Company was approximately NIS 403 million.

The Series J and Series K debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series G and Series H debentures.

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	September 30,				December 31,
	2015		2016		2015
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,859)	(4,133)	(3,771)	(4,085)	(3,896)	(4,198)

*	The fair value of debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

Fair value (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	September 30, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	283	-	-	283
Derivatives	-	3	-	3
Total assets	283	3	-	286
Financial liabilities at fair value through profit or loss
Derivatives	-	(25)	-	(25)
Total liabilities	-	(25)	-	(25)

	September 30, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	377	-	-	377
Derivatives	-	3	-	3
Total assets	377	3	-	380
Financial liabilities at fair value through profit or loss
Derivatives	-	(28)	-	(28)
Total liabilities	-	(28)	-	(28)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	280	-	-	280
Derivatives	-	1	-	1
Total assets	280	1	-	281
Financial liabilities at fair value through profit or loss
Derivatives	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

During the reporting period, there have been no transfers between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

Fair value (cont'd)

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 7 - Long-term Loans from Financial Institutions

Pursuant to a loan agreement entered by the Company and two Israeli financial institutions in May 2015 (for additional details, see Note 30(6) to the annual financial statements, regarding Commitments), in June 30, 2016 the first loan under the agreement in a principal amount of NIS 200 million was provided to the Company. The loan is without linkage and the principal amount bears an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

Note 8 - Income Tax

On January 4, 2016, the Israeli parliament passed The Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), which set, inter alia, a reduction in the corporate tax rate by 1.5% to a rate of 25% as from January 1, 2016.

The deferred tax balances as of September 30, 2016 were calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above. The effect of the change on the financial statements as at September 30, 2016 is reflected in a decrease in the deferred tax liabilities in the amount of NIS 14 million and a decrease in the deferred tax assets in the amount of NIS 7 million. The effect of the change in the deferred tax balances was recognized against deferred tax income in the amount of NIS 7 million.

In September 2016, the Company has entered a tax assessment agreement with the Israeli tax authorities regarding the Company's income tax for the years 2012-2013.

Note 9 - Other Expenses

In May 2016, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 13 million in the second quarter of 2016 with respect to employees who joined this plan (in the second quarter of 2015, the Company recorded an expense in an amount of approximately NIS 25 million in respect of previous voluntary retirement plan for employees).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments

a.	Agreement with Xfone

In July 2016, the Company entered a 4G network sharing and 2G and 3G hosting services agreement (the "Agreement"), with Marathon 018 Xfone Ltd., or Xfone, which was awarded 4G frequencies in the 2015 frequencies tender and has not entered the cellular market yet.

The main provisions of the Agreement include the following:

•	4G network sharing - the parties will cooperate in the development of a shared 4G network, which will use both parties' 4G frequencies, to be operated by a separate, newly created entity, or NewCo, that will be equally owned by the parties. Each of the Company and Xfone shall own the active elements of the 4G radio network, or the 4G Radio Network, in equal parts and will grant each other and NewCo an Indefeasible Right of Use, or IRU in their 4G Radio Network. To that end, Xfone will purchase half of the 4G Radio Network owned by the Company prior to the Effective Date from the Company while each party will purchase and operate its own core network. The Company shall further provide Xfone and NewCo an IRU to the Company's passive elements of the 4G network.

•	2G and 3G hosting services - the Company shall provide Xfone hosting services in relation to its 2G and 3G networks.

•	Term - the Agreement is for a term of ten years commencing from the earlier of the commercial launch of cellular services by Xfone or 12 months following the receipt of regulatory approvals for the Agreement, or Effective Date, and will be extended for additional periods, unless either party notifies otherwise.

•	The Agreement is preconditioned by the receipt of any required regulatory approval including the Antitrust Commissioner and the Ministry of Communications' approvals.

•	The Agreement includes standard stipulations as well as certain arrangements for adding another sharing party.

In October 2016, after the end of the reporting period, the Agreement was approved by the Israeli Antitrust Commissioner, subject to the annulment of a certain provision. The Agreement further requires the approval of the Israeli Ministry of Communications.

b.	Golan Telecom

In April 2016, the Israeli Antitrust Commissioner and the Ministry of Communications notified the Group they are opposing the proposed purchase of Golan Telecom Ltd., or Golan, by the Group (for additional details see Note 30(8) to the annual financial statements, regarding Commitments). In September 2016 each of Golan and the Company filed a petition against the Ministry of Communication's decision not to approve the purchase of Golan by the Company.

In July 2016, an interim injunction against the consummation of a hosting agreement entered by Golan with Hot Mobile Ltd. ("the Hot Agreement"), was granted at the request of the Company. Consequently, Hot - Telecommunications Systems Ltd., the controlling shareholder of Hot Mobile, announced that the Hot Agreement was canceled.

In addition, in the last months, the Company agreed to allow Golan, as an exception to its "no shop" obligation included in the Share Purchase Agreement of Golan's shares by the Company ("SPA"), to conduct negotiations with certain third parties which showed interest in the possible purchase of Golan's share capital or operations or a part thereof.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments (cont'd)

b.	Golan Telecom (cont'd)

In October 2016, after the end of the reporting period: (1) Golan filed a lawsuit against the Company asking the Israeli district court to declare that it does not owe the Company the previously reported past national roaming payment differences (set in the SPA to NIS 600 million plus VAT) or alternatively, decrease certain payments. (2) Golan unilaterally and in breach of the SPA and NRA between the parties, informed the Company that in light of certain unspecified claims it supposedly has in the matter, it will pay the Company a monthly amount of NIS 10.6 million (plus VAT) instead of the agreed NIS 21 million (plus VAT) for the national roaming services already provided by the Company and due in October and until further notice. The Company rejected any alleged claim in respect of this matter and in November 2016, after the end of the reporting period, as Golan failed to pay the full monthly payments due, the Company commenced legal proceedings against Golan in that regard. Further, in October 2016, after the end of the reporting period, the Company provided Golan with a specific formal warning before a liquidation request may be filed against Golan in case it does not pay all due amounts.

As to date, Golan did not pay the Company the full agreed monthly consideration due for national roaming services already rendered in 2016, the Company did not recognize part of the revenues in respect of such services. As a result, the Company's revenues for the third quarter of 2016 were adversely affected in the amount of NIS 40 million.

In November 2016, after the end of the reporting period, in accordance with the provisions of the SPA, the Company demanded Golan to pay the sum of NIS 600 million plus VAT - regarding past national roaming payment differences. For additional details, see Note 30(8) to the annual financial statements.

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of September 30 2016, in respect of all lawsuits against the Group amounts to approximately NIS 56 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, sixteen purported class actions have been filed against the Group (three of which were included in Note 31(1) to the annual financial statements): nine purported class actions against the Group in the total sum estimated by the plaintiffs to be approximately NIS 441 million, three purported class actions against the Group, without specifying the amount claimed from the Group (one of them was dismissed during the reporting period), and four purported class actions against the Group and other defendants together without specifying the amount claimed.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

1.	Consumer claims (cont'd)

During the reporting period, twenty three purported class actions, were concluded (eight of which were reported as dismissed in Note 31(1) to the annual financial statements): fifteen purported class actions against the Group for a total sum of approximately NIS 940 million, five purported class actions against the Group, in which the amount claimed has not been specified by the plaintiffs and three purported class actions against the Group and other defendants together for a total sum of approximately NIS 496 million, without specifying the amount claimed from the Group.

After the end of the reporting period, three purported class actions have been filed against the Group, two in a total amount estimated by the plaintiffs to be approximately NIS 9 million and another, in which the amount claimed has not been specified by the plaintiffs. In addition, a purported class action was filed against the Group and other defendants together in which the amount claimed has not been specified. At this early stage, it is not possible to assess their chances of success.

In April 2016, a purported class action was filed against the Company alleging that: (1) the Company unlawfully charges payment for calls details, and (2) the payment for such service is unreasonable. In August 2016, the District Court approved the claim as class action in regards to the first allegation. The total amount claimed from the Company in relation to both allegations, was estimated by the plaintiffs to be millions of NIS.

In February 2015, a purported class action was filed against the Company alleging that the Company charges an exit fee from certain business customers illegally. In August 2016, the District Court approved the claim as class action in regards to the first allegation. The total amount claimed from the Company is approximately NIS 15 million.

In January 2013, a purported class action was filed against the Company alleging that the Company charged customers who joined the Company pursuant to the number portability prior to the actual provision of the service, in breach of its license. In October 2016, after the end of the reporting period, the request to approve the lawsuit as a class action was approved.

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

In July 2015, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants (which was included in Note 31(1) to the annual financial statements), alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, had the lawsuit been certified as a class action, was estimated by the plaintiff to be NIS 1,000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers. In August 2016, the purported class action against Netvision, was dismissed at the request of the plaintiff.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

1.	Consumer claims (cont'd)

In December 2015, a purported class action was filed against the Company and two other defendants (which was included in Note 31(1) to the annual financial statements), alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, had the lawsuit been certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiffs, an estimated amount of approximately NIS 6.7 billion was claimed from the Company. In September 2016, the purported class action was dismissed by the District Court. In November 2016, after the end of the reporting period, it was brought to the Company's attention that the plaintiffs filed an appeal regarding the District Court's decision, but the appeal has not been served to the Company and therefore the Company has no knowledge of the details of the appeal.

2.	Environmental claims

In July 2014, the Court dismissed the motion to certify 2 class actions against the Group in which the original total amounts claimed from the Group were approximately NIS 4.7 billion, with prejudice, except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone and Partner and approved by the court, which the Group was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances, the execution of such undertakings was estimated by the Group in immaterial amounts to the Group (as reported in Note 31(1) to the annual financial statements). In September 2016, the court approved a similar settlement agreement between the Group and the plaintiffs. As aforementioned, the costs of execution of such agreement are immaterial to the Group.

3.	Employees, subcontractors, suppliers, authorities and others claims

During the reporting period, a lawsuit against the Company and two other cellular operators, for an alleged patent infringement in iPhone handsets, was dismissed with prejudice. In addition, a lawsuit against the Company in a sum of NIS 3 million, was dismissed with prejudice.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 14, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary